Contact

amarenaza@gmail.com

www.linkedin.com/in/
albertomdearenaza (LinkedIn)
www.albertoarenaza.com/
(Personal)
transcend-network.com (Company)

Languages

Spanish (Native or Bilingual)
French (Limited Working)
English (Native or Bilingual)

Alberto Arenaza

Co-Founder at Transcend Network | Inaugural Class at Minerva
University | Forbes 30u30
Madrid, Community of Madrid, Spain

Summary

I am the co-founder of Transcend Network, the most global network
of founders building the future of learning and work. We have
supported 180 founders from 40 countries, who have gone on to
raise $160M after joining the Transcend Fellowship. I'm also the
General Partner at Transcend Fund, where we are first-check
investors in global founders building the future of learning and work.

I was a part of the Inaugural class at Minerva Schools, which took
me on a journey through 6 different countries where I spent my
time exploring projects in venture capital and startups, economic
development and education. I was also a part of the most recent
class of Forbes 30 under 30 Education group, but I prefer to talk
about education, history, music, basketball or improv

Reach out if you are a founder, investor or educator wanting to build
the future! You can find me at alberto [at] transcend-network.com

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Experience

Transcend Network
Co-Founder, General Partner
April 2019 - Present (3 years 10 months)
San Francisco Bay Area

Supporting startups shaping the future of learning and work through our
Transcend Fellowship, investments and talent network.

Sunlight Technologies
Business Development
August 2019 - January 2020 (6 months)
San Francisco Bay Area

Sunlight enables companies to bridge this gap through technology, enabling
them to provide learning as a benefit.

EH Global Capital
Analyst
May 2018 - September 2018 (5 months)
London, United Kingdom

EH Global Capital is a boutique merchant bank in London. Projects ranged from M&A and capital raising to early-stage investment opportunities.

T-Hub Hyderabad
Student Fellow and Partnership Manager
February 2018 - May 2018 (4 months)
Hyderabad Area, India

T-Hub is the largest accelerator in India and Asia and empowers entrepreneurs in Hyderabad, India.

Dalberg Global Development Advisors
Summer Analyst
June 2016 - August 2016 (3 months)
Dakar, Senegal

• Value-chain analysis of African agricultural industries to assess the investment opportunity for the International Finance Corporation (IFC)

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Education

Minerva Schools at KGI
Bachelor's Degree, Economics and Politics · (2015 - June 2019)

Celera
· (February 2021 - 2024)

The University of Glasgow
Bachelor's Degree · (2014 - 2015)

Colegio Estudio / Fundación Estudio
Título de Bachillerato · (1999 - 2014)

Masconomet Regional High School
· (2012 - 2013)